Silver Screen Partners First Quarter Report
                                 March 31, 1997

Dear Limited Partner:

     The Partnership has received all payments from HBO and has recovered at least its full investment in each of its seven films. Cumulative distributions to date total $88 million.

     The negotiations regarding the sale of the U.S. home video and ancillary rights to the films have taken longer to conclude than originally expected. We anticipate that the Partnership will be dissolved by the end of 1997. The final distribution will be paid at the time of dissolution.

     Our Second Quarter Report will be mailed in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.


Sincerely,

/s/ Roland W. Betts
--------------------

Roland W. Betts
President

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Balance Sheets (Unaudited)
--------------------------



                                                       March 31,    December 31,
                                                           1997            1996
                                                     -----------    -----------

ASSETS
Current assets:
Cash ................................................   $    1,766   $   27,424
Temporary investments (at cost, plus accrued
  interest  which approximates market) ..............    2,989,459    2,992,626
                                                        ----------   ----------
                                                        $2,991,225   $3,020,050
                                                        ==========   ==========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner .....................   $   14,510   $      351
                                                        ----------   ----------
Total current liabilities ...........................       14,510          351
Other liabilities ...................................      952,663    1,003,163
                                                        ----------   ----------
Total liabilities ...................................      967,173    1,003,514
                                                        ----------   ----------
Partners' equity:
General partners ....................................     (719,855)    (719,930)
Limited partners ....................................    2,743,907    2,736,466
                                                        ----------   ----------
Total partners' equity ..............................    2,024,052    2,016,536
                                                        ----------   ----------
                                                        $2,991,225   $3,020,050
                                                        ==========   ==========


                       See notes to financial statements.

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Statements of Operations (Unaudited)
------------------------------------


                                                 Three Months     Three Months
                                                     Ended            Ended
                                                March 31, 1997   March 31, 1996
                                                --------------   --------------

REVENUES:
Film revenues ....................................     $ 2,604         $ 3,856
Interest income ..................................      39,944          41,918
                                                       -------         -------
                                                        42,548          45,774
COSTS AND EXPENSES:
General and administrative expenses ..............      35,032          40,404
                                                       -------         -------
Net Income .......................................     $ 7,516         $ 5,370
                                                       =======         =======
NET INCOME ALLOCATED TO:
General partners .................................     $    75         $    54
Limited partners .................................       7,441           5,316
                                                       =======         =======
                                                       $ 7,516         $ 5,370
                                                       =======         =======
Net income per a $500 limited
  partnership unit (based on
  165,639 units outstanding) .....................     $  0.04         $  0.03
                                                       =======         =======


                        See notes to financial statements


Statements of Partners' Equity (Unaudited)
------------------------------------------


                          Year Ended December 31, 1996
                      and Three Months Ended March 31, 1997
                      -------------------------------------

                                       General        Limited
                                       Partners       Partners         Total
                                      -----------    -----------    -----------

Balance, January 1, 1996 .........    $  (728,727)    $ 1,865,581    $ 1,136,854
Net income, 1996 .................          8,797         870,885        879,682
Distributions, 1996 ..............            --              --             --
                                      -----------     -----------    -----------
Balance, December 31, 1996 .......       (719,930)      2,736,466      2,016,536
Net income, three months 1997 ....             75           7,441          7,516
Distributions during
 three months 1997 ...............           --              --             --
                                      -----------     -----------    -----------
                                      $  (719,855)    $ 2,743,907    $ 2,024,052
                                      ===========     ===========    ===========



                       See notes to financial statements.

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Statements of Cash Flows (Unaudited)
------------------------------------


                                                      Three Months  Three Months
                                                           Ended        Ended
                                                          March 31,   March 31,
                                                            1997         1996
                                                         ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .............................................   $  7,516    $  5,370
Adjustments to reconcile net income to net
    cash provided by operating activities:
    (Increase) decrease in accrued interest receivable .    (13,771)        503
  Net change in operating assets and liabilities:
    Increase in due to managing general partner ........     14,159      11,373
    Decrease in other liabilities ......................    (50,500)    (23,188)
                                                           --------    --------
Net cash used in operating activities ..................    (42,596)     (5,942)
                                                           --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sale (purchase) of temporary investments, net ..........     16,938      (4,224)
                                                           --------    --------
Net cash provided by (used in) investing activities ....     16,938      (4,224)
                                                           --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ..............................       --          --
                                                           --------    --------
Net cash used in financing activities ..................       --          --
                                                           --------    --------
Net decrease in cash ...................................    (25,658)    (10,166)
Cash, beginning of year ................................     27,424      28,031
                                                           --------    --------
Cash at end of three months ............................   $  1,766    $ 17,865
                                                           ========    ========


                       See notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS


Temporary Investments
---------------------

     Temporary investments represent investments in commercial paper.


Film Revenues
-------------

     The film investments aggregated approximately $73,000,000 and have been fully amortized. Film revenues are recognized when earned as reported by each distributor. During the first three months of 1997, the Partnership received approximately $2,600 in film revenues.

Contingent Liability
--------------------

     The Partnership's tax returns were audited by the City of New York and received assessments for unincorporated business tax of $675,887 covering the period from June 8, 1983 (inception) through December 31, 1990. It was anticipated that additional assessments, approximating $70,000, would be issued for the years subsequent to December 31, 1990. All assessments were subject to interest.

     The Partnership contested these assessments and on September 30, 1996, a final settlement of $106,000 (including interest) was reached with the City of New York and paid for all periods through December 31, 1995.


     The Partnership expects to dissolve by the end of 1997 upon final disposition of the remaining assets and distribution of cash to the partners.

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Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700



   (c) 1997 Silver Screen Management, Inc.















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